UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549


SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.)*

Uroplasty Inc.
------------------------------------------------------
(Name of Issuer)

Common Stock
---------------------------------
(Title of Class of Securities)

917277204
-----------------------
(Cusip Number)

December 31, 2007
_______________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1    (b)
[ ]  Rule 13d-1    (c)
[ ]  Rule 13d-1    (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]
Page 1 of 5 Pages










CUSIP No  917277204 		   Page 2 of 5 Pages
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1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
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2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
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3.	SEC use only
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4.	Citizenship or place of organization
	Delaware
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                      		5.	Sole Voting Power

						1,082,000
	Number of	         		-----------------------------
	shares	            6.	Shared Voting Power
	beneficially
	owned by				 0
	each		      	       -----------------------------
	Reporting            	7.	Sole Dispositive Power
	person
	with		                   1,082,000
					       -----------------------------
8.	Shared Dispositive Power
				0
      ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

 		1,082,000
	---------------------------------------------------------------
10.	Check if the aggregate amount in row (9) excludes certain shares*

      ----------------------------------------------------------------
11.	Percent of class represented by amount in row 9
	       7.25%
      ----------------------------------------------------------------
12.	Type of Reporting person
	IA














CUSIP No  917277204 		   Page 3 of 5 Pages
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SCHEDULE 13G

ITEM 1(A):  NAME OF ISSUER:

 Uroplasty, Inc.


1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

		5420 FELTL ROAD
                 MINNETONKA MN 55343


ITEM 2(A):  NAME OF PERSON FILING:

	Babson Capital Management LLC (Babson Capital)

ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	470 Atlantic Avenue
      Boston, MA   02210-2208


ITEM 2(C):  CITIZENSHIP:

	See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

	See Cover Page

ITEM 2(E):  CUSIP NUMBER:

	See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e)  [x]  An investment adviser in accordance with
          Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital, in its capacity as investment adviser, may be deemed the beneficial owner of 1,082,000 shares of common stock of the Issuer which are owned by investment advisory client(s).


CUSIP No  595125105		   Page 4 of 5 Pages
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(b)	PERCENT OF CLASS:  7.25%

(c)	For information on voting and dispositive power with respect to the above listed shares, see Items 5 - 8 of Cover Page.


ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Cobbs Wharf   7.25%

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
	ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
	COMPANY:


      Not Applicable

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

    Not Applicable


ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

		Not Applicable

ITEM 10:  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 	Date: February 14, 2008




	Signature:  // Jan F. Jumet //
	Name/Title:  JAN F. JUMET
			Chief Compliance Officer
CUSIP No  595125105		   Page 5 of 5 Pages
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February 14, 2008


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413



Re:	SCHEDULE 13G ON BEHALF OF UROPLASTY INC FOR THE YEAR
	ENDING DECEMBER 31, 2007


Dear Sir or Madam:

Babson Capital Management LLC is filing today an initial Schedule
13G through the EDGAR system as required by Section 240.13d-1(b) to reflect beneficial ownership of greater than 5% of the outstanding stock of the above-mentioned issuer.

Please note that the shares as to which this Schedule is filed are owned by various investment advisory clients of Babson Capital, which may be deemed a beneficial owner of the shares only by virtue of the direct or indirect investment discretion it possesses pursuant to the provisions of investment advisory agreements with such clients.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at (617) 761-6599

Sincerely,



// Jan F. Jumet //
   JAN F. JUMET
   Chief Compliance Officer